11019656

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-34999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Bank, n.a.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Delay — (816) 860-8767
(Area Code - Telephone No.)

Senior Vice President and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Brenda Delay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Brenda DeLay 2/28/11

Signature Date

SVP

Title

Vonda Lee Kirkman

Notary Public

VONDA LEE KIRKMAN
Notary Public - Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Dec 1, 2011
Commission # 07417404

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2219
USA

Tel: 816 881 5153
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of December 31, 2010, and the related statements of operations, change in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UMB Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2011

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH ON DEPOSIT WITH AFFILIATE BANK	$ 1,290,732
TRADING SECURITIES — At fair value	2,079,371
RECEIVABLE FROM CLEARING BROKER	195,576
DEFERRED INCOME TAX ASSETS, net	68,073
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $89,019	15,273
PREPAID EXPENSES AND OTHER	730,837
TOTAL	$ 4,379,862

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other	$ 720,220
Payable to affiliate and correspondent banks	455
Total liabilities	720,675
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	2,509,187
Total stockholder's equity	3,659,187
TOTAL	$ 4,379,862

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Fees	$4,311,858
Commissions	2,616,509
Investment income and other	135,310
Total revenues	7,063,677
EXPENSES:	
Employee compensation and benefits	5,211,169
Commissions	412,076
Data processing	510,863
Communications	37,684
Occupancy and equipment rental	32,251
Other	1,028,590
Total expenses	7,232,634
LOSS BEFORE INCOME TAX BENEFIT	(168,957)
INCOME TAX BENEFIT	(24,854)
NET LOSS	$ (144,103)

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 31, 2009	$ 100,000	$ 1,050,000	$ 2,653,290	$ 3,803,290
Net loss			(144,103)	(144,103)
BALANCE — December 31, 2010	$ 100,000	$ 1,050,000	$ 2,509,187	$ 3,659,187

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (144,103)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,138
Deferred income taxes	(67,953)
Proceeds from maturities of trading securities	2,450,000
Purchases of trading securities	(2,094,707)
Accretion of interest discount on trading securities	11,243
Changes in:	
Receivable from clearing broker	(54,724)
Prepaid expenses and other assets	(123,653)
Payable to affiliate and correspondent banks	(12,685)
Accrued expenses and other	335,778
Total cash flows provided by operating activities	303,334
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of property and equipment	(18,547)
NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	284,787
CASH ON DEPOSIT WITH AFFILIATE BANK — Beginning of year	1,005,945
CASH ON DEPOSIT WITH AFFILIATE BANK — End of year	$ 1,290,732
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid to affiliate bank	$ 12,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. (UMB Bank), which is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate banks.

The Company introduces all customer activity to NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash on Deposit With Affiliate Bank — Cash on deposit with affiliate bank includes cash in transit deposited by the Company's customers that is designated for payment to a third party. The Company records an offsetting account payable and generally makes payment on behalf of the customer the next business day. As of December 31, 2010, all cash on deposit with affiliate bank was fully insured by the Federal Deposit Insurance Corporation.

Trading Securities — Marketable securities, which consist of U.S. government and agency obligations, are carried at fair value, including accretion of interest, based on quoted market prices for those or similar securities, with unrealized gains or losses included in investment income. Such transactions are recorded on a trade date basis. Realized gains and losses are accounted for on a specific identification basis.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions — Commission revenues and expenses are recorded on a trade date basis.

Fees — Fees are recognized when earned.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2010. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2007. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to UMB Bank, n.a. in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2010, the Company had no accrued interest or penalties related to uncertain tax positions.

Accrued interest and penalties are included within Accrued expenses and other lines in the statement of financial condition.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements were issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

Related-Party Transactions — UMB Bank provides various support services for the Company, including data processing, communications, and office occupancy. During the year ended December 31, 2010, the Company was charged $32,812 for such services. The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. During the year ended December 31, 2010, the Company was charged $151,470 for these functions. These amounts are based on UMB Bank's costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party. These amounts are included in "Other" expenses in the statements of income.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $85,300 for the year ended December 31, 2010.

2. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2010, the Company had net capital, as defined, of $3,358,862, which was $3,108,862 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 as of December 31, 2010.

3. INCOME TAXES

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences at December 31, 2010 are as follows:

	2010
Computed using statutory federal rates	$ (59,135)
State taxes — net of federal benefit	2,600
Provision-to-return adjustments	24,146
Non-deductible expenses	7,796
Other	(261)
Total	$ (24,854)

Income taxes as of December 31, 2010 includes current tax expense of $43,099 and deferred tax benefit of $67,953.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes at December 31, 2010 are as follows:

	2010
Deferred tax assets:	
Deferred compensation	$ 42,118
Accrued bonus	96,738
Total deferred tax assets	138,856
Deferred tax liabilities:	
Accrued profit sharing	(5,261)
Property and equipment	(558)
Prepaid expenses	(64,964)
Total deferred tax liabilities	(70,783)
Net deferred income tax asset	$ 68,073

4. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting

from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2010, did not have a material adverse effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through NFS's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

As of December 31, 2010, there are no legal actions pending against the Company.

5. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash on deposit with affiliated bank, trading securities, receivable from clearing broker, payable to affiliate and correspondent banks and accrued expenses and other liabilities. The estimated fair value of such financial instruments at December 31, 2010, approximate their carrying value as reflected in the statements of financial condition.

The Company classifies its fair value measurements in accordance with ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. Level 2 inputs include market interest rates and volatilities, spreads, and yield curves. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2010.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Trading securities — U.S. agencies	$ 638,655	$1,440,716	$ -	$2,079,371

* * * * * *

SUPPLEMENTAL SCHEDULES

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010	As Filed in Form X-17A-5
TOTAL STOCKHOLDER'S EQUITY	$ 3,659,187
DEDUCTIONS AND CHARGES:	
Property and equipment	15,273
Deferred income tax asset	68,073
Prepaid expenses and other	176,295
Total non-allowable assets	259,641
Haircuts on securities positions	40,684
Total	300,325
NET CAPITAL	$ 3,358,862
AGGREGATE INDEBTEDNESS:	
Payables, accrued expenses and other	$ 720,675
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 3,108,862
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.21 to 1

There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 24, 2011.

UMB FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2010

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106-2219
USA

Tel: 816 881 5153
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 28, 2011

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

SEC I.D. No. 8-34999

Financial Statements for the Year Ended December 31, 2010, Supplemental Schedules as of December 31, 2010, and Independent Auditors' Report, and Supplemental Report on Internal Control

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

2/23/11 Reg Mail

For the fiscal year ended Dec, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034999 FINRA DEC
UMB FINANCIAL SERVICES INC 18*18
928 GRAND BLVD
KANSAS CITY MO 64106-2008

Brenda Delay
816-860-8767

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,236.14

B. Less payment made with SIPC-6 filed (exclude interest) (3,696.29)

7/26/10
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,539.85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,539.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,539.85

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UMB Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP Chief Administrative Officer
(Title)

Dated the 17th day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN, 2010
and ending Dec, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,934,533.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,613,235.35
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	26,843.64
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,640,078.99
2d. SIPC Net Operating Revenues	$ 3,294,454.00
e. General Assessment @ .0025	$ 8,236.14

(to page 1, line 2.A.)

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010

Filed Pursuant to Rule 17a-5(e)(4) as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by UMB Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating UMB Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7. UMB Financial Services, Inc.'s management is responsible for UMB Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011